Exhibit 99.6

Schedule I

The following table sets forth all transactions in the shares of Common Stock effected by MSI in the open market between December 18, 2025 and January 14, 2026. The Reporting Persons undertake to provide to the Issuer, any securityholder of the Issuer or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares of Common Stock purchased at each separate price within the ranges set forth herein.

Date	Number of Shares of Common Stock Purchased	Weighted Average Purchase Price Per Share	Price Range
12/18/2025	204,350	$69.3815	$68.82−$69.60
12/19/2025	204,000	$69.503	$69.36−$69.955
12/22/2025	202,000	$70.2557	$69.23−$70.64
12/23/2025	234,573	$70.3178	$70.1731−$71.18
12/24/2025	220,000	$70.5093	$70.13−$70.64
12/26/2025	220,000	$70.558	$70.30−$70.9844
12/29/2025	205,000	$70.7726	$70.535−$70.989
12/30/2025	205,000	$70.8284	$70.6−$71.145
12/31/2025	230,000	$70.2652	$70.08−$70.785
1/2/2026	237,734	$69.3477	$68.92−$69.77
1/5/2026	200,930	$70.5910	$68.70−$71.0727
1/6/2026	215,288	$70.0495	$69.25−$70.67
1/7/2026	265,000	$68.4966	$68.07−$69.445
1/8/2026	195,000	$70.1572	$68.445−$70.555
1/9/2026	275,000	$68.9463	$68.36−$70.4398
1/12/2026	256,041	$68.7344	$68.42−$69.30
1/13/2026	325,000	$68.0298	$67.57−$68.965
1/14/2026	230,000	$69.1925	$68.245−$69.74